First Niagara Financial Group, Inc.

VIA EDGAR

January 15, 2013

Mr. Amit Pande
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:    First Niagara Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-35390

Dear Mr. Pande:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 21, 2012. For your convenience, we have included the Staff's comments below and have keyed our responses accordingly.

Where a Staff comment requests that we revise future filings, we will reflect in future filings the information provided to the Staff in this letter. Although we do not believe our prior filings were materially deficient or inaccurate, we are happy to provide enhanced disclosure responsive to the Staff's comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 24

1.
In your future filings, consistent with Item 503(c) please delete your statement that the risks you disclose “are not the only risks that may have a material adverse effect on the company” and indicate that you have addressed all material risks. In your future filings, please consider adding separate risk factors addressing each of the following risks:

•	Over seventy five percent of your loans are real estate related and approximately half of are concentrated in upstate New York;

•	The percentage of your loan portfolio that was acquired and not originated by you; and

•	One third of your assets are invested in securities, with over ten percent in collateralized loan obligations and over seven percent in asset- backed securities.

Management's response

We will delete the statement that the risks we disclose “are not the only risks that may have a material adverse effect on the company” and will indicate that we have addressed all material risks. A draft of our proposed disclosure, in black lined format, surrounding this is as follows:

Making or continuing an investment in securities issued by the Company, including our common stock, involves certain risks that you should carefully consider. The following are the key risk factors that affect us. ~~The risks and uncertainties described below are not the only risks that may have a material adverse effect on the Company. Additional risks and uncertainties also could adversely affect our business, financial condition and results of operations.~~ If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected, the market price for your securities could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

The following are drafts of the three additional risk factors you requested be included in our Form 10-K for the fiscal year ended December 31, 2012:

Concentration in Real Estate Loans, Particularly in Upstate New York, May Increase Our Exposure to Credit Risk

At December 31, 2012, our portfolio of commercial real estate loans totaled $7.1 billion, or 36% of total loans. While our concentration of commercial real estate loans in Upstate New York has steadily decreased over the past three years, from 90% at December 31, 2009 to 50% at December 31, 2012, a large portion of this portfolio remains concentrated in this geographical area.

At December 31, 2012, our portfolio of residential real estate loans (including home equity loans) totaled $6.4 billion, or 33% of total loans. While our concentration in these loans in Upstate New York has steadily decreased over the past three years, from 99% at December 31, 2010 to 41% at December 31, 2012, a large portion of this portfolio remains concentrated in this geographical area.

A significant weakening in economic conditions in Upstate New York, such as unemployment or other factors beyond our control, could reduce our ability to generate new loans and increase default rates on these loans and otherwise negatively affect our financial results. Moreover, while home price appreciation in Upstate New York has not seen the declines that other parts of the country have experienced over the past 4 to 6 years, a decline in real estate valuations in Upstate New York could lower the value of the collateral securing our residential real estate loans, leading to higher credit losses.

A Large Portion of our Loan Portfolio Is Acquired and Was Not Underwritten by Us at Origination

At December 31, 2012, 32% of our loan portfolio was acquired and was not underwritten by us at origination, and therefore is not necessarily reflective of our historical credit risk experience. We performed extensive credit due diligence prior to each acquisition and marked the loans to fair value upon acquisition, with such fair valuation considering expected credit losses that existed at the time of acquisition. Additionally, we evaluate the expected cash flows of these loans on a quarterly basis. However, there is a risk that credit losses could be larger than currently anticipated, thus adversely affecting our earnings.

One-Third of Our Assets are Invested in Securities, With Over Ten Percent in Collateralized Loan Obligations and Over Seven Percent in Asset-Backed Securities

Approximately one-third of our assets are invested in securities, with over ten percent in collateralized loan obligations and over seven percent in asset backed securities. Collateralized loan obligations and asset backed securities are structured investments with complex formulas to determine the amount of cash flows that get paid to holders of each security. Changes in expected cash flows due to factors such as changing credit experience of the underlying collateral, changes in interest rates or changes in prepayment speeds could all affect the amount of interest and principal cash flows we receive and the amount of interest income that we recognize.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

2.
In your future filings, please revise this section consistent with Item 303(a)(3)(ii) and Release No. 33-8350 to analyze trends in the past three fiscal years, including the increase the percentage of your portfolio in real estate related loans, increased concentration of loans in upstate New York, and trends in underwriting standards including the amount of leverage.

Management's response
We will revise this section consistent with Item 303 (a)(3)(ii) and Release No. 33-8350 to analyze trends in the past three fiscal years, including the percentage of our portfolio in real estate related loans, concentration levels of loans in upstate New York, and trends in underwriting standards including the amount of leverage. The proposed disclosure that we intend to include in this section in response to your comment follows. Newly added language is underlined in order to facilitate your review of the new disclosures to be made in response to your comment.

Loan Portfolio Composition
The table below reflects selected information concerning the composition of our loan and lease portfolios as of December 31 (amounts in thousands):

	2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Commercial:
Real estate	6,466,047	32.8%	5,878,618	35.7%	3,964,106	37.8%	2,711,411	37.1%	2,209,266	34.1%
Construction	627,146	3.2	365,763	2.2	406,751	3.9	347,666	4.8	340,189	5.3
Business	4,953,323	25.1	3,771,649	22.9	2,623,079	25.0	1,695,446	23.2	1,126,334	17.4

Total commercial	12,046,516	61.1	10,016,030	60.8	6,993,936	66.7	4,754,523	65.1	3,675,789	56.8

Consumer:
Residential real estate	3,761,567	19.1	4,012,267	24.4	1,692,198	16.1	1,648,440	22.6	2,000,495	31.0
Home equity	2,651,891	13.5	2,165,988	13.1	1,524,570	14.6	700,580	9.6	633,727	9.8
Other consumer	1,250,038	6.3	278,298	1.7	272,710	2.6	193,643	2.7	152,066	2.4

Total loans and leases	19,710,012	100.0%	16,472,583	100.0%	10,483,414	100.0%	7,297,186	100.0%	6,462,077	100.0%
Allowance for loan losses	(162,522)		(120,100)		(95,354)		(88,303)		(77,793)

Total loans and leases, net	$19,547,490		$16,352,483		$10,388,060		$7,208,883		$6,384,284

Our loan portfolio has grown significantly over the past three years, both through origination activity and through acquisitions, across all loan categories. Acquired loans provided the bulk of the increase in real estate loans during the past few years as we expanded into Eastern Pennsylvania and New England through two different acquisitions in 2010 and 2011, and filled in our footprint in Upstate New York with acquisition of the HSBC branches in 2012. After peaking at 75% at December 31, 2011, our concentration in real estate loans has decreased to 70% as of December 31, 2012, its lowest level since 2009.

Growing significantly over the past four years through acquisitions has enabled us to diversify our loan portfolio from a geographical perspective. Our concentration of loans in Upstate New York steadily declined between the end of 2009 and 2011, from 94% at December 31, 2009 to 69% and 42% at December 31, 2010 and 2011, respectively. Our acquisition of the HSBC branches in 2012 has increased our Upstate New York loans moderately, to 46% at December 31, 2012.

Our lending standards have remained consistent over this time period. Our real estate loan underwriting standards remain conservative and consistent with guidance provided by various regulatory agencies. Residential mortgages are underwritten to secondary market standards, and commercial real estate loans are structured with sufficient borrower equity positions and guarantees of principal (in most instances) which provide a cushion against unexpected changes in property cash flow or collateral values.

Such disclosure will be included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading, “Lending Activities.”

We will consider adding future disclosure surrounding the amount of leveraged loans. At December 31, 2012, we had $449 million of leveraged loans. As these loans comprise less than 2.5% of our entire loan portfolio and as there have been no discernible trends in the level of our leveraged loans or underwriting, we do not believe disclosure is warranted at this point in time.

Note 1.Summary of Significant Accounting Policies

Allowance for Loan losses, page 95

1.
In order for us to have a full and complete understanding of how you have followed and applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies as they relate to loan classification, migration of loans through nonperforming loan categories, recognition of loan impairment and any appropriate and timely decreases in the fair value of collateral by way of incremental loan loss provisions and/or partial and full charge-offs of respective loans under review, please provide a timeline for the five largest charge-offs recognized in both 2010 and 2011 as well as your five largest nonaccrual loans at December 31, 2011:

•	Loan origination date, amount and classification;

•	Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;

•	The underlying collateral supporting the loan;

•
The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and

•
Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance or current balance-especially for those currently in nonaccrual status, etc.

Management's response

Attached in the Confidential Appendix is a summary of our allowance for loan loss methodology for the five largest charge -offs recognized in both 2010 and 2011 as well as our five largest nonaccrual loans at December 31, 2011. Four of the five largest nonaccruals at December 31, 2011 are also our largest charge-offs in 2010 or 2011 and are duplicated in the nonaccrual portion of the Confidential Appendix.

Our evaluation of our allowance for loan losses is based on a continuous review of our loan portfolio. The methodology that we use for determining the amount of the allowance for loan losses consists of several elements. We use an internal loan grading system with nine categories of loan grades used in evaluating our business and commercial real estate loans. In our loan grading system, pass loans are graded 1 through 5, special mention loans are graded 6, substandard loans are graded 7, doubtful loans are graded 8 and loss loans (which are fully charged off) are graded 9. Our definition of special mention, substandard, doubtful and loss are consistent with regulatory definitions.

For our originated loans, when current information and events indicate that it is probable that we will be unable to collect all amounts of principal and interest due under the original terms of a business or commercial real estate loan greater than $200 thousand, such loan will be classified as impaired. Additionally, all loans modified in a troubled debt restructuring (TDR) are considered impaired. The need for specific valuation allowances are determined for impaired loans and recorded as necessary. For impaired loans, we consider the fair value of the underlying collateral, less estimated costs to sell, if the loan is collateral dependent, or we use the present value of estimated future cash flows in determining the estimate of impairment and any related allowance for loan losses for those loans that are not collateral dependent. Confirmed losses are charged off immediately. Updated appraisals are obtained in accordance with credit policy and are used to value the underlying collateral.

In the normal course of our loan monitoring process, we review all pass graded individual commercial and commercial real estate loans and/or total loan concentration to one borrower no less frequently than annually for those greater than $3 million, every 18 months for those greater than $1 million but less than $3 million and every 36 months for those greater than $500 thousand and less than $1 million. As part of our credit monitoring process, our loan officers perform formal reviews based upon the credit attributes of the respective loans. Pass graded loans are continually monitored through our review of current information related to each loan. The nature of the current information available and used by us includes, as applicable, review of payment status and delinquency reporting, receipt and analysis of interim and annual financial statements, rent roll data, delinquent property tax searches, periodic loan officer inspections of properties, and loan officer knowledge of their borrowers, as well as the business environment in their respective market areas. We perform a formal review on a more frequent basis if the above considerations indicate that such review is warranted. Further, based upon consideration of the above information, if appropriate, loan grading can be reevaluated prior to the scheduled full review.

Quarterly Classified Asset Quality Reports (QCARs) are prepared every quarter for all special mention exposures greater than $300 thousand and substandard or doubtful exposures greater than $200 thousand. The purpose of the QCAR is to document as applicable, current payment status, payment history, charge-off amounts, collateral valuation information (including appraisal dates), and commentary on collateral valuations, guarantor information, interim financial data, cash flow, historical data and projections, rent roll data, and account history.

QCARs for all special mention loans greater than $300 thousand are reviewed on a quarterly basis by either management's Classified Loan Review Committee (for such loans greater than $2 million) or by a Senior Credit Manager (for such loans between $300 thousand and $2 million). QCARs for substandard loans are reviewed on a quarterly basis by either management's Classified Loan Review Committee (for such loans greater than $2 million) or by a Senior Credit Manager (for such loans between $200 thousand and $2 million). Special mention and substandard loans below $300 thousand and $200 thousand, respectively are reviewed by a loan officer on a quarterly basis ensuring that loan grade and accrual status are appropriate.

In addition to the credit monitoring procedures described above, our Loan Review department, which is independent of the lending function and is part of our risk management function, through periodic reviews of the loan portfolios verifies the accuracy of loan grading, classification, and, if impaired, related allowance for loan losses.

Credit Quality Indicators, page 118

2.
We note in table on page 118 that you have approximately $143 million acquired loans past due greater than 90 days on which you continue to accrue interest based on your assertion that you can reasonably estimate the future cash flows of these loans. Please tell us the following so that we may better understand your accounting:

•	Under what conditions would you place acquired loans on non-accrual status;

•	Quantify the amount of interest income recognized on acquired loans past due greater than 90 days for the periods presented;

•
Tell us how you determine on an ongoing basis that collectability is reasonably assured for both loans individually evaluated for impairment and those in pools accounted for under ASC 310-10 by analogy; and

•	Quantify the portion of the acquired loans greater than 90 days past due that are individually evaluated for impairment and those in pools.

Management's response

In accordance with ASC 310-30, recognition of income is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected. We perform such an evaluation on a quarterly basis on both our acquired loans individually accounted for under ASC 310-30 and those in pools accounted for under ASC 310-30 by analogy.

Cash flows for acquired loans individually accounted for under ASC 310-30 are estimated on a quarterly basis as part of the previously mentioned QCAR process. Based on this evaluation, a determination is made as to whether or not we have a reasonable expectation about the timing and amount of cash flows. Such an expectation includes cash flows from normal customer repayment, foreclosure or other collection efforts. Cash flows for acquired loans accounted for on a pooled basis under ASC 310-30 by analogy are also estimated on a quarterly basis. For residential real estate, home equity and other consumer loans, cash flow loss estimates are calculated by a vintage and FICO based model which incorporates a projected forward loss curve. For commercial loans, lifetime loss rates are assigned to each pool with consideration given for pool make-up, including risk rating profile. Lifetime loss rates are developed from internally generated loss data and are applied to each pool.

To the extent that we cannot reasonably estimate cash flows, interest income recognition is discontinued. The unit of account for loans in pools accounted for under ASC 310-30 by analogy is the pool of loans. Accordingly, as long as we can reasonably estimate cash flows for the pool as a whole, accretable yield on the pool is recognized and all individual loans within the pool - even those more than 90 days past due - would be considered to be accruing interest in our financial statement disclosures, regardless of whether or not we expected to collect any principal or interest cash flows on an individual loan 90 days or more past due.

Interest income on acquired loans past due greater than 90 days amounted to $2 million and $5 million during the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011, $20 million of the $143 million of acquired loans greater than 90 days past due were individually evaluated for impairment and $123 million were in pools.

Form 8-K/A filed August 3, 2012

Item 9.01 Financial Statements and Exhibits

3.
We note that you did not provide historical financial statements and pro forma income statement related to the acquisition of HSBC branches and related deposits and loans as it did not represent the acquisition of a business that had continuity both before and after the acquisition. We further note your disclosure on page 9 of your Form 10-Q for the quarter ended September 30, 2012 that you considered the HSBC Branch Acquisition a purchase of a business for accounting purposes. Please tell us the following:

•
Provide us a comprehensive analysis explaining how you determined it was not necessary to provide historical financial statements or pro forma financial information required by Rule 3-05 and Article 11 of Regulation S-X related to this acquisition;

•	How you determined that this acquisition represented the purchase of a business for accounting purposes; and

•	How you determined that the acquired business did not have continuity of operations both before and after the acquisition.

Management's response

We believe that the HSBC Branch Acquisition does not represent the acquisition of a business which has continuity both before and after the acquisition and for which financial statements are available, and therefore it was not necessary to provide historical financial statements or pro-forma financial information required by Rule 3-05 and Article 11 of Regulation S-X related to the acquisition. Instruction 5 to Item 2.01 requires (by reference to Item 9.01) that the financial statements prescribed in Rule 3-05 of Regulation S-X be provided for businesses acquired. Rule 11-01(d) of Regulation S-X states that the “term 'business' should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transaction so that disclosure of prior financial statements is material to an understanding of future operations.”

The assumed deposits and acquired assets do not represent, nor were they previously managed as a separate entity, subsidiary or division of HSBC. We understand that the historical financial accounting records for the divested HSBC branches are inseparably integrated into HSBC's existing consumer banking system. The divested HSBC branches were managed, financed, and accounted for by HSBC with numerous other branches owned by HSBC.

The following is an analysis of the key facts which the Company believes demonstrate that the assumed deposits and acquired assets and branch facilities do not constitute an identifiable entity or business which has continuity both before and after the acquisition or for which historical financial statements would be material to current or prospective investors of First Niagara.

•
As part of the acquisition, First Niagara assumed deposit liabilities of approximately $9.9 billion and acquired loans with a fair value of $1.6 billion and cash of $7.4 billion. The 195 branches (57 for which we assigned our purchase right to other third party banks) represented approximately 42% of HSBC's entire U.S. based branch network. HSBC retained over 250 branches in the U.S. market, and thus we only acquired a sub-set of HSBC's branch network.

•
There were numerous accounts and other assets and liabilities that were retained by HSBC, including but not limited to certain commercial and commercial real estate loan and deposit accounts, consumer loans that were past due more than 60 days, student loans, loans guaranteed by the Veterans' Administration or the Federal Housing Administration, residential mortgage servicing rights, property, plant and equipment utilized in the back office operations of the acquired branches, assets related to employee benefit plans, structured deposits, brokered deposits, unclaimed deposits subject to unclaimed property statute/escheatment, deposits constituting money orders, certified and official checks and other items in the process of clearing. Accordingly, we only acquired $1.6 billion of loans. The substantial majority of loans associated with the acquired branches were retained by HSBC. In addition, HSBC also retained certain employees and loans related to middle-market and large corporate banking business, private banking business, student loan business, direct banking business and well as certain other customers they carved out on a case-by-case basis. Therefore, despite the transfer of the physical branch locations, it is clear that substantially less than all of the acquired branch assets, liabilities, personnel, banking activities and operations, and systems were transferred, making a true accounting of each branch difficult if not impossible. Finally, other HSBC branch related assets and liabilities that did not transfer to us include supporting vendor contracts or supporting technology necessary for the operation of the branches (including relevant software and hardware, network communications and equipment.)

•
The purchase and assumption agreement requires that we employ certain employees of the acquired HSBC branches. However, these employees included only tellers, deposit related employees, personal financial assistants, branch managers and certain loan originators. Loan underwriters, loan document processors, credit analysts, collectors, loan review personnel, investment or policy-making employees - i.e., those who could implement a “market distribution system” or “production technologies” , or are akin to a 'sales force” - did not become First Niagara employees. We understand that at HSBC, loan underwriting and monitoring decisions are generally made outside of the branches and, accordingly, this crucial component of the employee base did not transfer with the acquired branches. Additionally, no “back office” employees who supported the acquired deposit base became First Niagara employees.

•
In accordance with the purchase and assumption agreement, the cash that we received in settlement of the transaction was equal to the unpaid balance of the deposits, minus the sum of: a deposit premium, the acquired loans, and the appraised value or book value of property plant and equipment acquired. The net settlement from the transaction resulted in us receiving cash of $7.4 billion, which represents 74% of the assets acquired. As we used the cash to pay down wholesale borrowings, we deployed the cash in a totally different manner than such cash had been deployed by HSBC prior to the transaction.

•
In addition, all production and data processing operations were changed on the date the acquisition was completed. Also, the acquired HSBC branches were immediately operated under the First Niagara Bank name and were no longer able to use any of the signage, brochures trade names or product names of HSBC.

•
We have limited information on the historical transactions, amounts, rates or yields of the deposit liabilities assumed or loan acquired other than balances as of the closing date of the transaction. In addition, historical fees and costs related to the operation of the HSBC branches are not available to us. Therefore, pro forma historical information cannot be produced on a meaningful basis.

•
We believe the facts surrounding the acquisition of the HSBC branches and whether or not they constitute a business are similar to our 2009 acquisition of 57 branch locations from National City Bank, a subsidiary of The PNC Financial Services Group, Inc. Prior to that acquisition, we sought relief to the requirements to provide historical financial statements and pro-forma financial information required by Rule 3-05 and Article 11 of Regulation S-X in our letter to the SEC dated March 16, 2009 (for which confidential treatment was requested under the Freedom of Information Act) as those branches also did not represent a business which had continuity both before and after the transaction or for which historical financial statements would be relevant to current or prospective investors. We refer you to the SEC's letter to us dated March 20, 2009 from Stephanie L. Hunsacker, Associate Chief Accountant, who did not object to our conclusion.

For the reasons set forth above, we believe that the acquired HSBC branches are materially different after the acquisition than they were prior to the acquisition. As a result of this discontinuity, historical financial statements are not available, meaningful or relevant to potential investors, and are not representative of future operations of the assumed deposits, acquired loans and the acquired branches. The substance of the transaction was, in essence, the purchase of certain physical branch locations and a limited amount of loans and the assumption of deposits. The acquisition also excluded certain critical personnel and support processes as referenced above. Accordingly, after consultation with our external counsel and independent auditors, we concluded it was not necessary to include historical financial statements or pro-forma income statement information on Form 8-K in connection with the HSBC Branch Acquisition.

In order to conclude that the HSBC Branch Acquisition represented a business for accounting purposes, we relied on the authoritative literature contained in ASC 805, Business Combinations. A further description of the analysis we performed in reaching this conclusion follows.

ASC 805-10-20 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. For a transaction or event to be a business combination, the activities and assets over which the acquirer has obtained control must constitute a business.

A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows (ASC paragraph 805-10-55-4):

“a. Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process: Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.)

c. Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

When evaluating whether the HSBC branches met the definition of a business, we first considered whether or not we obtained any inputs as a result of the acquisition. The inputs obtained in the HSBC Branch Acquisition include:

•	Assets consisting of loans with a fair value of $1.6 billion and other long lived tangible assets (primarily premises and equipment) with a fair value of $62 million;

•	Core deposit and other intangible assets with a fair value of $85 million; and

•	Certain HSBC branch employees (branch management and related staff.)

Based on our evaluation of the inputs listed above, we concluded that the acquired HSBC branches contained the necessary elements to constitute inputs of a business.

We next considered whether or not we obtained any processes as a result of the acquisition. The processes obtained in the HSBC Branch Acquisition include:

•	Administration of personnel;

•	Loan operational processes;

•	Deposit operational processes;

•
An organized workforce consisting of the HSBC employees who were offered employment as a result of the acquisition through an orderly process agreed to as part of the Purchase and Assumption Agreement governing the transaction; and

•	The ability to obtain access to customers who purchase outputs, as the deposit and loan customers and accounts of the acquired branches were included in the purchase.

Based on our evaluation of the processes listed above, we concluded that the acquired HSBC branches contained the necessary elements to constitute processes of a business.

ASC 805-10-55-5 also states that a business need not include all of the inputs or processes that the seller used in operating the business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes. In connection with the closing of the HSBC Branch Acquisition, we converted the acquired loan and assumed deposit accounts onto our core processing system, thus integrating the business with our own inputs and processes.

As a result of the above, we concluded that acquired HSBC branches constituted a business and therefore applied the accounting provisions of ASC 805, Business Combinations, and recorded the tangible and intangible assets acquired (including goodwill and a other intangible assets), and the liabilities assumed, at fair value on the acquisition date.

Schedule 14A

Transactions with Certain related Persons, page 16

4.	In your future filings, please revise the second paragraph on page 16 to state with regard to all loans that you made to related persons that:

•	none are nonaccrual, past due restructured or potential problems;

•	all were made in the ordinary course of business; and

•	none involve more than the normal risk of collectability and do not present other unfavorable features.

Management's response

We will revise future filings to include the requested information. A draft of our proposed disclosures is as follows:

“The schedule below sets forth the information required by subparagraphs (1) through (6) of Item 404(a) with respect to the loans or extensions of credit in excess of $120,000 to executive officers and directors. With the exception of mortgage loans, all other credit extended to employees and directors is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. All of the loans are current, in compliance with their original contractual terms and were made in the ordinary course of business. Additionally, they do not involve more than the normal risk of collectability or present other unfavorable features. We do not regard any of these as potential problem loans.”

********************************************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (716) 819-5500 if you have any questions or would like further information about this response.

Sincerely,

/s/ Gregory W. Norwood
Gregory W. Norwood
Chief Financial Officer First Niagara Financial Group, Inc.